CASE NEW HOLLAND INC.

Tower B, 10th Floor

World Trade Center, Amsterdam Airport

Schiphol Boulevard 217

1118 BH Amsterdam

The Netherlands

July 6, 2011

Ms. Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Case New Holland Inc.
Amendment No. 2 to Registration Statement on Form F-4
Filed June 24, 2011
File No. 333-173332

Dear Ms. Ravitz:

On behalf of Case New Holland Inc. (the “Company”), a wholly-owned subsidiary of CNH Global N.V., we have set forth below the Company’s responses to the comments from the staff of the Securities and Exchange Commission (the “Staff”), communicated to the Company’s counsel over the phone on July 5, 2011, relating to Amendment No. 2, filed by the Company on June 24, 2011, to the registration statement of the Company on Form F-4 (File No. 333-173332) (the “Registration Statement”). The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the Staff’s comments. The Company appreciates the Staff’s efforts to review these responses on an expedited basis.

Revised opinions from counsel are being filed as Exhibits 5.1, 5.4 and 5.6 to the Amendment in response to the Staff’s comments. In addition, a currently dated auditors’ consent is being filed as Exhibit 23.1 to the Amendment in response to the Staff’s comments.

Ms. Ravitz	-2-

If you have any questions concerning the matters discussed above, please call me at (630) 887-3766.

Very truly yours,

/s/ Michael P. Going

Michael P. Going

Senior Vice President and

General Counsel

cc:	Louis Rambo
(Securities and Exchange Commission)

John L. Savva
(Sullivan & Cromwell LLP)